INVISIBLE FOUNDRY, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and 2022

(Unaudited)

Company's legal name:	Invisible Foundry, INC	
US company's incorporation date:	4/7/2022	
Fiscal year end:	31-Dec	

Balance Sheet	Year Ended Dec, 2022	Year Ended Dec, 2021
Assets		
Current assets:		
Cash and cash equivalents	$5,910.37	$10,177.13
Accounts receivable	$0.00	$0.00
Prepaid expenses and other assets	$0.00	$0.00
Total current assets	**$5,910.37**	**$10,177.13**
Property and equipment - net	$0.00	$0.00
Total assets	**$5,910.37**	**$10,177.13**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$132.90	$349.71
Accrued expenses		
Deferred revenue and other liabilities		
Total current liabilities	**$132.90**	**$349.71**
Convertible notes (if any)		
Other long term liabilities	$21,627.42	$0.00
Total liabilities	**$21,760.32**	**$349.71**
Stockholders' Equity:		
Member Contributions - Andrew Van Valer		$15,169.29
Memeber Contributions - Raymond St.Martin		$1,370.00
Memeber Distributions - Andrew Van Valer		-$2,682.00
Retained Earnings		-$4,544.00
Net Income	-$16,249.95	$164.42
Total value of voting common stock issued [1]	$200.00	$0.00
Total value of non voting common stock issued [1]	$200.00	$0.00
Total value of preferred stock issued [1]	$0.00	$0.00
SAFE - future equity obligation	$0.00	$0.00
Additional paid-in capital		
Total stockholders' equity:	**-$15,849.95**	**$ 9,827.42**
Total liabilities and stockholders' equity:	**$5,910.37**	**$10,177.13**

Income Statement

	Year Ended Dec, 2022	Year Ended Dec, 2021
Revenue - net	$10,000.00	$20,053.13
Cost of revenue	$0.00	$0.00
Gross profit/loss	$10,000.00	$20,053.13
Operating expenses	$26,249.94	$19,539.00
Operating profit/loss	-$16,249.94	$514.13
Other income/expense		
Net profit/loss	**-$16,249.94**	**$514.13**

Statement of Cash Flows

	Year Ended Dec, 2022	Year Ended Dec, 2021
Cash flows from operating activities	**-$16,249.94**	**$514.13**
Cash flows from financing activities	**$0.00**	**$0.00**
Cash flows from investing activities	**$0.00**	**$0.00**
Cash at beginning of period	**$10,177.13**	**$100.00**
Net increase/decrease in cash	**-$16,249.94**	**$514.13**
Cash at the end of period	**-$6,072.81**	**$614.13**

Statement of Changes in Equity

	Year Ended Dec, 2022	Year Ended Dec, 2021
Opening Balance	**$10,177.13**	**$100.00**
Net profit/loss	**-$16,249.94**	**$514.13**
Stock Issued	**$400.00** -	
Preferred Stock Issued	**$0.00** -	
Ending Balance	**-$15,849.95**	**$9,827.42**

INVISIBLE FOUNDRY, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2021, and 2022

1. **ORGANIZATION AND PURPOSE**

Invisible Foundry, Inc. (the "Company"), is a corporation organized under the laws of the State of Wyoming. The Company licenses its intellectual property to companies in multiple industries and receives revenue from the licensing contracts.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) **Basis of Accounting**

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) **Fiscal Year**

The Company operates on a 52-week fiscal year ending on December 31.

c) **Legal Fees**

Legal fees consist of legal services provided to create and expand intellectual properties such as patents, trademarks, copyrights, and trade secrets.

d) **Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **Corporation Conversation**

The Company was initially incorporated as an LLC in May 2019 and was converted to a C-Corp in April 2022.